Legal Proceedings
Tribune Company
Rydex Series Funds has been named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons (In re Tribune Co.), Adv. Pro. No. 10-54010(Bankr. D. Del.), as a result of ownership of shares in the Tribune Company (Tribune) in 2007 by certain series of the Rydex Series Funds when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company. In its complaint, the Unsecured Creditors Committee (the UCC) has alleged that, in connection with the LBO, insiders and major shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent. The UCC has asserted claims against certain insiders, major shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from shareholders, including Rydex Series Funds, the proceeds paid out in connection with the LBO. This adversary proceeding has beenconsolidated in a multidistrict litigation proceeding captioned In re Tribune Company Fraudulent Conveyance Litig., No. 11-md-2696 (S.D.N.Y.), and has been stayed pending further order of that court.

In June 2011, a group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fraudulent conveyance claims against former Tribune shareholders. Rydex Series
Funds also has been named as a defendant in one or more of these suits. Like the adversary proceeding described above, these cases have been consolidated in the multidistrict litigation proceeding in the United States District Court for the Southern District of New York and have been stayed pending further order of that court.
None of these lawsuits allege any wrongdoing on the part of Rydex
Series Funds. The following series of Rydex Series Funds held shares of Tribune and tendered these shares as part of Tribunes LBO
Nova Fund, S&P 500 Pure Value Fund, Multi-Cap Core Equity Fund, S&P 500 Fund, Multi-Hedge Strategies Fund and Hedged Equity Fund (the Funds).
The value of the proceeds received by the foregoing Funds was $28,220, $109,242, $9,860, $3,400, $1,181,160, and $10,880, respectively.
At this stage of the proceedings, Rydex Series Funds is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.

Lyondell Chemical Company
In December 2011, Rydex Series Funds was named as a defendant in Weisfelner, as Trustee of the LB Creditor Trust, v. Fund 1 (In re
Lyondell Chemical Co.), Adv. Pro. No. 10-4609 (Bankr. S.D.N.Y.).

Similar to the claims made in the Tribune matter, the Weisfelner complaint seeks to have set aside and recovered as fraudulent transfers from former Lyondell Chemical Company (Lyondell) shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008.

A motion to dismiss is currently pending before the Bankruptcy Court.

This lawsuit does not allege any wrongdoing on the part of Rydex Series Funds. The following series of Rydex Series Funds received cash proceeds from the cash out merger in the following amounts
Basic Materials Fund - $ 1,725,168 U.S. Long Short Momentum
Fund -$2,193,600 Global 130/30 Strategy Fund - $37,920 Hedged Equity Fund - $1,440 and Multi-Hedge Strategies Fund - $1,116,480.
At this stage of the proceedings, Rydex Series Funds is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.